ACKNOWLEDGEMENT OF ENCORE CLEAN ENERGY, INC.

Encore Clean Energy, Inc. (the “Company”), hereby acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosures made in its filings;

  United States Securities and Exchange Commission (the “Commission”) staff comments or changes to our disclosure made in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

  the Company may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated the 14th day of November, 2005.

ENCORE CLEAN ENERGY, INC.

Per:	/s/ Daniel B. Hunter ________________________ Daniel B. Hunter Chief Executive Officer, Chief Financial Officer and President